SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

POWER-ONE, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	77-0420182
(State of Incorporation or Organization)	(IRS Employer Identification no.)

740 Calle Plano, Camarillo, California	93012
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:	N/A
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

Item 1.                    Description of Registrant’s Securities to be Registered.

On July 27, 2000, Power-One, Inc., a Delaware corporation (the “Company”), adopted a rights plan pursuant to a Rights Agreement, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of July 27, 2000 (the “Original Agreement”).  The Board of Directors (the “Board”) of the Company declared a dividend of one preferred share purchase right for each outstanding share of common stock.  The dividend was payable to our stockholders of record as of August 7, 2000.  The Original Agreement was subsequently amended pursuant to an Amended and Restated Rights Agreement  dated as of April 23, 2009 (as amended, the “Rights Agreement”).  The terms of the rights and the rights plan are set forth in the Rights Agreement.

Our Board adopted the revised Rights Agreement in connection with the issuance of certain securities by the Company pursuant to that certain Securities Purchase Agreement, dated April 23, 2009 (the “Securities Purchase Agreement”) by and among the Company, Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors, L.P. (collectively, “SLS”) and in order to further reduce the risk of an “ownership change” within the meaning of Section 382 of the Internal Revenue Code.  We have experienced and continue to experience substantial operating losses, and under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, we may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions.  To the extent that our net operating loss carryforwards (the “NOLs”) do not otherwise become limited, we believe that we will be able to carry forward a substantial amount of NOLs, and therefore these NOLs could be a substantial asset to us.  However, if we experience an “ownership change,” within the meaning of Section 382 of the Internal Revenue Code, our ability to use the NOLs could be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Agreement is intended to deter any person or group from acquiring 4.9% or more of our outstanding common stock (an “Acquiring Person”) without the approval of our Board.  The holdings of independently managed mutual funds should not be combined for purposes of calculating ownership percentages under the Rights Agreement.  Stockholders who own 4.9% or more of our outstanding common stock as of the close of business on April 23, 2009 will not trigger the Rights Agreement so long as they do not acquire any additional shares of common stock in excess of 0.5% of the common stock then-outstanding.  Additionally, SLS and its Affiliates and Associates will not trigger the Rights Agreement so long as they do not acquire any additional shares of common stock in excess of the Standstill Limit (as defined in the Securities Purchase Agreement).  Any rights held by an Acquiring Person are voided and may not be exercised.  Our Board may, in its sole discretion, exempt any person or group from being or becoming an Acquiring Person for purposes of the Rights Agreement.

The Rights.  Our Board authorized the issuance of one right per each outstanding share of our common stock on August 7, 2000.  Subject to the terms, provisions and conditions of the Rights Agreement, if the rights become exercisable, each right would initially represent the right to purchase from us one one-thousandth of a share of our Junior Preferred Stock for a purchase price of $625.00.  If issued, each fractional share of preferred stock would give the stockholder approximately the same dividend and liquidation rights as does one share of our common stock.  However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights.

Exercisability.  The rights will not be exercisable until 10 business days after a public announcement by us that a person or group has become an Acquiring Person.

We refer to the date that the rights become exercisable as the “Distribution Date.”  Until the Distribution Date, our common stock certificates will evidence the rights and will contain a notation to that effect.  Any transfer of shares of common stock prior to the Distribution Date will constitute a transfer of the associated rights.  After the Distribution Date, no right may be transferred other than in connection with the transfer of the underlying shares of common stock unless and until our Board has determined to permit such separate transfer.

Exchange.  After a person becomes an Acquiring Person, our Board may approve the exchange of all or part of the then-outstanding, valid and exercisable rights, except rights held by any Acquiring Person or any

Affiliate, Associate or transferee of any Acquiring Person, for one share of common stock or an equivalent security.  Prior to effecting an exchange, the Board may direct the Company to enter into a Trust Agreement and issue to the trust created by such agreement all of the shares of common stock issuable pursuant to the exchange (or any portion thereof that have not theretofore been issued in connection with the exchange).  From and after the time at which such shares are issued to the Trust, all persons then entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

“Flip-in Event.”  After the Distribution Date, as may be determined by the Board, all holders of rights, except any Acquiring Person or any affiliate, associate or transferee of any Acquiring Person, may exercise their rights upon payment of the purchase price to purchase shares of our common stock (or other securities or assets as determined by our Board) at a 50% discount to the then current market price (“Purchase Price”).

Rights may be exercised to purchase preferred shares only if the Distribution Date occurs prior to the occurrence of a Flip-in Event.  However, because a Distribution Date would necessarily follow the occurrence of a Flip-in Event, the rights could only be exercised for common stock or other securities as described above.

Mergers, etc.  If, at any time after an Acquiring Person has become such, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Expiration.  The rights and the Rights Agreement will expire on the earlier of: (i) the Close of Business on August 7, 2010; (ii) the time at which the rights are redeemed as provided in the Rights Agreement, and (iii) the time at which the rights are exchanged as provided in the Rights Agreement.

Redemption.  Prior to the Expiration Date, our Board may, at its option, redeem all, and not less than all, of the then-outstanding rights at the redemption price of $.01 per right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement at any time prior to the Close of Business on the Distribution Date.  Once the rights are redeemed, the right to exercise rights will terminate, and the only right of the holders of rights will be to receive the redemption price.

Anti-Dilution Provisions.  Our Board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the preferred shares or our  common stock.  No adjustments to the purchase price of less than 1% will be made.

Amendments.  Before the Distribution Date, our Board may amend or supplement the Rights Agreement without the consent of the holders of the rights in respect of our common stock.  After the Distribution Date, our Board may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable.

A copy of the Rights Agreement is filed as Exhibit 2 to this Registration Statement on Form 8-A/A. A copy of the Rights Agreement is also available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.                    Exhibits.

1.               Form of Rights Certificate.

2.               Amended and Restated Rights Agreement dated as of April 23, 2009 by and between Power-One, Inc. and American Stock & Transfer Company, LLC, as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  April 27, 2009

POWER-ONE, INC.

By:	/s/ Linda Heller
Name:	Linda Heller
Title:	Senior Vice President-Finance, Treasurer and Chief
Financial Officer